

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2010

Glenn Prillaman
President and Chief Executive Officer
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

**Re: Stanley Furniture Company, Inc.
Registration Statement on Form S-3
Filed September 10, 2010
File No. 333-169310**

Dear Mr. Prillaman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you are not eligible to conduct this offering on Form S-3 since the offering does not meet any of the transaction requirements contained in General Instruction I.B. Specifically, we note that you may not rely on General Instruction I.B.4 because the rights were not outstanding at the time you filed the registration statement and that you may not rely on General Instruction I.B.6 because you are seeking to register an amount that exceeds one-third of the market value of the shares of common stock held by non-affiliates. Please refer to Question 116.20 of the Division's Compliance & Disclosure Interpretations for Securities Act Forms, which can be found on our website. Please provide us with an analysis explaining why you are eligible to conduct this offering on Form S-3 or refile this offering on Form S-1.

Incorporation of Certain Documents by Reference, page 35

2. Pursuant to Item 12 of Form S-3, please also incorporate by reference the following filings:
   - Form 8-K filed on September 16, 2010 for an event occurring on September 10, 2010;
   - Form A-812G filed on October 27, 1992; and
   - Form A-812G/A filed on November 7, 1996.

List of Exhibits, page II-2

3. We note that you have yet to file a number of exhibits, including the legal opinion. Please file these exhibits with your next amendment.

Undertakings, page II-2

4. Please tell us why you have included the Rule 430B undertaking (paragraph 4 in your filing), as it does not appear that the offering falls within the scope of Rule 430B. Alternatively, you may delete this undertaking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: David W. Robertson
        McGuireWoods LLP
        One James Center
        901 East Cary Street
        Richmond, VA 23219